


10031311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8-21025 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Financial (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Floor - 609 Granville Street
(No. and Street)

| Vancouver | BC | V7Y 1H2 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald MacFayden 617-788-1518
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 700 West Georgia Street | Vancouver | BC | V7Y 1H2 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 07 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Financial (USA) Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
[Expressed in U.S. dollars]

# Canaccord Financial (USA) Inc.

[formerly Canaccord Capital Corporation (USA), Inc.]
March 31, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
211
SECTION

To the Stockholder of
**Canaccord Financial (USA) Inc.**
[formerly Canaccord Capital Corporation (USA), Inc.]

We have audited the accompanying statement of financial condition of **Canaccord Financial (USA) Inc.** [formerly Canaccord Capital Corporation (USA), Inc.] as of March 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material aspects, the financial position of Canaccord Financial (USA) Inc. at March 31, 2010 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
May 25, 2010.

Chartered Accountants

**Canaccord Financial (USA) Inc.**
[formerly Canaccord Capital Corporation (USA), Inc.]

# STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

| | 2010<br>$ |
|---|---|
| **ASSETS** | |
| **Current** | |
| Cash | 4,448,073 |
| Deposit with clearing broker *[note 4]* | 63,624 |
| Income taxes recoverable | 45,363 |
| Prepaid expenses | 38,844 |
| **Total current assets** | 4,595,904 |
| Due from affiliated company *[note 5]* | 8,878,188 |
| Note receivable from ultimate parent *[note 5]* | 480,313 |
| **Total assets** | 13,954,405 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Current** | |
| Accounts payable | 67,859 |
| Accrued expenses | 22,557 |
| Due to affiliated company *[note 5]* | 47,743 |
| **Total current liabilities** | 138,159 |
| | |
| Contingencies and commitments *[note 6]* | |
| | |
| **Stockholder's equity** | |
| Capital stock | |
| Authorized | |
| 1,250 Class A common shares, without par value | |
| Issued and outstanding | |
| 702 Class A common shares | 175,500 |
| Additional paid-in capital | 617,846 |
| Retained earnings | 13,022,900 |
| **Total stockholder's equity** | 13,816,246 |
| | 13,954,405 |

*See accompanying notes*

## 1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Financial (USA) Inc. [formerly Canaccord Capital Corporation (USA), Inc.] [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., and Canaccord Financial Ltd. ["CFL"] [formerly Canaccord Capital Corporation], an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

## 2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

### Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization by the Company of the current year's taxable loss for the consolidated group will be recorded through the inter-company accounts with periodic settlement by way of cash transfers.

The amount of current income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Financial Accounting Standards Codification CASCI 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

## Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency transaction gains and losses are included in income in the period in which they occur.

## Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within level 1] that are observable for the asset or liability, either directly or indirectly.

[Expressed in U.S. dollars]

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As at March 31, 2010, the valuation of the Company's financial assets and liabilities meet the definition of level 1 inputs.

### New accounting standards

Effective April 1, 2009, the Company adopted FASB Statement 168, *The FASB Accounting Standards Codification* [the "Codification"]. The Codification is the new single source of authoritative U.S. GAAP. Rules and interpretive releases of the SEC are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. The implementation of this standard did not have an impact on the financial position, income or cash flows of the Company.

Effective April 1, 2009, the Company adopted FASB ASC 740-10-50 ["ASC 740"]. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions, if any, related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The implementation of this standard did not have an impact on the financial position of the Company.

## 3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, note receivable from parent, due from/to affiliated companies, accounts payable and accrued expenses. The fair value of these financial instruments is not determinable. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

## 4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $63,624 at March 31, 2010.

[Expressed in U.S. dollars]

## 5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with CFL [broker subsidiary of ultimate parent], which is a member of the Investment Industry Regulatory Organization of Canada.

The Company incurred $160,404 in administrative costs and $17,615 in clearing fees during the year ended March 31, 2010 for services provided by CFL. Amounts payable related to these arrangements are non-interest bearing, due on demand and are included in due to affiliated company.

Included in due from affiliated company are amounts owing from an affiliated company, Canaccord Adams (Delaware) Inc. ["CADI"], for long-term advances less amounts due to it from the use of its tax losses in the current year:

| | $ |
|---|---|
| Note and loan principal value | 9,700,000 |
| Accrued interest | 1,273,397 |
| Tax deducted | (2,095,209) |
| **Total due from CADI** | 8,878,188 |

Included in due from affiliated company are amounts owing from CADI in the form of short-term promissory notes. The balance as of March 31, 2010 is $5,000,000. The notes earn interest at the rate of 10% per annum.

The Company executed a loan agreement with CADI, on February 13, 2006. The balance as of March 31, 2010 is $4,700,000. The loan earns interest at the rate of 10% per annum. The loan is unsecured and is due on demand.

The Company included $834,506 in amounts owing to CADI as a reimbursement for tax losses utilized as a result of filing a consolidated tax return.

Effective February 28, 2010, the Company ceased to accrue interest on its loans due from CADI. The cessation of interest relates to an agreement modification causing the notes to be non-interest bearing.

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance as of March 31, 2010 is $480,313. The loan earns interest at the U.S. prime rate less 2.5%, calculated monthly. The loan is unsecured and is due on demand.

# NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2010

## 6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* ["ASC 460"] which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2010, the total amount of customer balances maintained by its clearing broker subject to such indemnification was approximately nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year end.

## 7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness as defined or $50,000. At March 31, 2010, the Company had net capital of $4,373,538, which was $4,323,538 in excess of the required net capital of $50,000.

## 8. SUBSEQUENT EVENT

Effective May 10, 2010, the Company changed its name from Canaccord Financial (USA) Inc. to Canaccord Wealth Management (USA) Inc.

# REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
**Canaccord Financial (USA) Inc.**

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Canaccord Financial (USA) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Canaccord Financial (USA) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning April 1, 2009 and ending March 31, 2010. **Canaccord Financial (USA) Inc.**'s management is responsible for **Canaccord Financial (USA) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement record entry within Canaccord Financial (USA) Inc.'s bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period ended March 31, 2010. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted the amounts agree.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning April 1, 2009 and ending March 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
May 25, 2010.


SEC MAIL PROCESSING
RECEIVED
JUN 01 2010
WASH, D.C.
193
SECTION

Ernst & Young

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